Management’s Discussion and Analysis
For the three months ended March 31, 2025
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months ended March 31, 2025
This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2025 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of May 7, 2025. This discussion covers the three months ended March 31, 2025 (“Q1 2025” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources. All forward-looking statements are qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s 2024 Annual Information Form dated March 18, 2025 for the year ended December 31, 2024 and its Management Information Circular dated March 28, 2025 for the year ended December 31, 2024, both of which are filed on SEDAR and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.

Management’s Discussion and Analysis For the three months ended March 31, 2025

Management’s Discussion and Analysis For the three months ended March 31, 2025

BUSINESS OVERVIEW
Operations Description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first eight years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Greenstone Mine (“Greenstone”) in Canada, the Mesquite Mine (“Mesquite”) in the United States, and the Aurizona Mine (“Aurizona”), RDM Mine (“RDM”), and Bahia Complex (“Bahia Complex”, comprising the Santa Luz and Fazenda mines) in Brazil. The Company poured first gold at Greenstone on May 22, 2024 and declared commercial production on November 6, 2024. In August 2024, the Company announced its decision to suspend Phase 1 operations at its Castle Mountain Mine (“Castle Mountain”) in the United States for the duration of Phase 2 permitting. While residual leaching and gold production will continue into 2025, commencing September 1, 2024 Castle Mountain is being reported as a development project. On April 1, 2025, the Company announced its decision to indefinitely suspend operations at its Los Filos Mine Complex (“Los Filos”) in Mexico.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
In support of this growth strategy, on February 23, 2025, Equinox Gold entered into a definitive arrangement agreement with Calibre Mining Corp. (“Calibre”) (TSX: CXB, OTCQX: CXBMF), as amended on April 23, 2025 (the “Arrangement Agreement”), whereby Equinox Gold will acquire 100% of the issued and outstanding common shares of Calibre pursuant to a plan of arrangement (the “Transaction” or “Calibre Transaction”). The Transaction will expand Equinox Gold’s portfolio with operating mines in Nicaragua and the United States, some earlier-stage assets in the United States, and with the Valentine Gold Mine in Newfoundland, Canada, which is in the final stages of construction and is expected to pour first gold in Q3 2025(1). On May 1, 2025, the Transaction was approved by the shareholders of the Company and the securityholders of Calibre. The Transaction is expected to close during the second quarter of 2025.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2025
Operational
•Produced 145,290 ounces of gold(2)
•Sold 147,920 ounces of gold(2) at an average realized gold price of $2,858 per oz
•Total cash costs of $1,769 per oz and AISC of $2,065 per oz(3)
◦Total cash cost of $1,637 per oz and AISC of $1,979 per oz, excluding the results from Los Filos which were excluded from 2025 Guidance
•Two lost-time injuries and a total recordable injury frequency rate(4) of 1.95 for rolling 12-month period (1.07 for the Quarter)
•No significant environmental incidents during the Quarter
Earnings
•Income from mine operations of $33.7 million
•Net loss of $75.5 million or $0.17 per share (basic)
•Adjusted net loss of $36.6 million or $0.08 per share(3)

(1)Based on Calibre’s news release dated April 14, 2025.
(2) Gold produced includes 31,518 and 3,222 ounces from Los Filos and Castle Mountain, respectively; gold sold includes 32,133 and 3,222 ounces at Los Filos and Castle Mountain, respectively, which were not included in the Company’s 2025 Guidance.

(3) Cash costs per oz sold, AISC per oz sold, adjusted net income (loss) and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4) Total recordable injury frequency rate (“TRIFR”) is reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months ended March 31, 2025

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2025
Financial
•Cash flow from operations before changes in non-cash working capital of $73.3 million ($54.5 million after changes in non-cash working capital)
•Mine-site free cash flow before changes in non-cash working capital of $57.7 million ($38.8 million after changes in non-cash working capital)
•Adjusted EBITDA of $137.9 million(1)
•Sustaining expenditures of $42.9 million and non-sustaining expenditures of $49.4 million
•Cash and equivalents (unrestricted) of $172.9 million at March 31, 2025
•Net debt(1) of $1,220.0 million at March 31, 2025

Corporate
•On February 23, 2025, the Company entered into the Arrangement Agreement for a business combination with Calibre, as amended on April 23, 2025, whereby Equinox Gold will acquire 100% of the issued and outstanding common shares of Calibre. The Transaction will create an Americas-focused diversified gold producer with a portfolio of mines and projects in five countries anchored by two high-quality, long-life, low-cost Canadian gold mines. Under the terms of the Arrangement Agreement, Calibre shareholders will receive 0.35 Equinox Gold common shares for each Calibre common share held immediately prior to closing of the Transaction. Closing of the Transaction is subject to certain regulatory approvals and other customary closing conditions.
Concurrent with the Arrangement Agreement, the Company entered into a subscription agreement to participate in Calibre’s private placement convertible note financing. The private placement closed on March 4, 2025 with the Company purchasing a convertible note with a principal amount of $40.0 million and a maturity date of March 4, 2030 (the “Calibre Convertible Note”). If the Arrangement Agreement is terminated prior to closing of the Transaction, the maturity date of the Calibre Convertible Note will be accelerated to January 31, 2026.
The Calibre Transaction is described in more detail in the Corporate section of this document and the Calibre Convertible Note is described in more detail in the Liquidity and Capital Resources section of this document.
•Provided 2025 production and cost guidance of 635,000 to 750,000 ounces of gold at cash costs of $1,075 to $1,175 per oz and AISC of $1,455 to $1,550 per oz(1). Guidance does not include any production from Los Filos or Castle Mountain.
•Provided 2025 sustaining and non-sustaining expenditure guidance of $412 million, comprising $310 million of sustaining expenditures and $102 million of non-sustaining expenditures.
•In January 2025, following negotiations that began in November 2023 with the three communities that host Los Filos, the Company reached consensus on terms for new agreements with all three communities. Two communities signed new long-term agreements. One community did not sign the long-term agreement and instead requested to resume negotiation, independent of the other two communities. The Company has been clear with its position that long-term agreements with all three communities are essential to provide the economic and investment conditions necessary for continued operations. The existing agreement with the outstanding community expired on March 31, 2025. Accordingly, the Company announced on April 1, 2025 that operations at Los Filos are suspended indefinitely. The Company has not included any production from Los Filos in its 2025 Guidance. Layoffs at Los Filos have been proceeding; however, the Company will retain the staff required to maintain its environmental obligations and secure the Company-owned infrastructure at the mine site. Commencing April 1, 2025, Los Filos is being reported as a development project.
Development and Exploration
•Issued an updated technical report for Fazenda that includes an updated Mineral Reserve and Mineral Resource estimate, demonstrating mine life extension to 2033.

(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three months ended March 31, 2025

RECENT DEVELOPMENTS
•On May 1, 2025, Equinox Gold shareholders and Calibre securityholders voted in favour of the Calibre Transaction, authorizing Equinox Gold to issue up to 296,838,303 shares to acquire the outstanding shares of Calibre at the exchange ratio of 0.35 Equinox Gold shares for every Calibre share. The Calibre Transaction is expected to close during the second quarter of 2025.
•On May 1, 2025, Equinox Gold shareholders approved all matters of business at the annual and special meeting of shareholders, including setting the size of the board of directors (“Board”), electing the director nominees, appointing KPMG LLP as Equinox Gold’s auditor, and approving amendments to the Company’s restricted share unit plan.
•On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	March 31, 2024
Gold produced(4)	oz	145,290	213,964	111,725
Gold sold(4)	oz	147,920	217,678	116,504
Average realized gold price	$/oz	2,858	2,636	2,066
Cash costs per oz sold(1)(2)	$/oz	1,769	1,458	1,567
Cash costs per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,637	1,265	1,511
AISC per oz sold(1)(2)	$/oz	2,065	1,652	1,950
AISC per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,979	1,487	1,812
Financial data
Revenue	M$	423.7	575.0	241.3
Income from mine operations	M$	33.7	170.1	11.4
Net income (loss)	M$	(75.5)	28.3	(42.8)
Earnings (loss) per share (basic)	$/share	(0.17)	0.06	(0.13)
Adjusted EBITDA(1)	M$	137.9	218.2	52.2
Adjusted net income (loss)(1)	M$	(36.6)	77.5	(14.4)
Adjusted EPS(1)	$/share	(0.08)	0.17	(0.04)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	172.9	239.3	125.3
Net debt(1)	M$	1,220.0	1,108.5	803.9
Operating cash flow before changes in non-cash working capital	M$	73.3	212.7	47.7
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended March 31, 2025 and December 31, 2024 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced (see Development Projects), and in addition, the three months ended December 31, 2024 exclude Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Consolidated cash cost per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos which was excluded from 2025 Guidance.
(4)Gold produced includes 31,518 and 3,222 ounces produced at Los Filos and Castle Mountain, respectively; gold sold includes 32,133 and 3,222 ounces sold at Los Filos and Castle Mountain, respectively.
(5)Numbers in tables throughout this MD&A may not sum due to rounding.

Management’s Discussion and Analysis For the three months ended March 31, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Operating Data
Gold ounces sold in Q1 2025 were higher compared to Q1 2024 primarily due to production at Greenstone, which was not in production in Q1 2024, offset partially by lower production at Mesquite due to mine sequencing and fewer tonnes processed at Aurizona.
Financial Data
Revenue was 76% higher in Q1 2025 compared to Q1 2024, due to a 38% increase in the realized gold price per ounce sold and a 27% increase in gold ounces sold in Q1 2025 compared to Q1 2024. The Company realized $2,858 per ounce sold in Q1 2025 generating $423.7 million in revenue, compared to $2,066 per ounce sold in Q1 2024 generating $241.3 million in revenue.
Cash costs per oz sold and AISC per oz sold was 13% and 6% higher in Q1 2025 compared to Q1 2024, respectively, mainly due to increased unit costs in Brazil being offset partially by a weaker Brazilian Réal (“BRL”). Cash costs per oz sold and AISC per oz sold excludes the cash portion of the $26.1 million write-down of heap leach inventories at Los Filos to net realizable value (“NRV”) in Q1 2025 as a result of using a long-term gold price to reflect the reclassification of heap leach inventories from current to non-current due to the indefinite suspension of operations on April 1, 2025, as it is considered a non-recurring item that is not reflective of the underlying performance of the operation.
In Q1 2025, income from mine operations was $33.7 million (Q1 2024 - $11.4 million). Income from mine operations for the three months ended March 31, 2025 includes income from Greenstone of $24.4 million, which was not in production in Q1 2024. In addition to the impact of Greenstone’s operations in 2025, income from mine operations was higher in Q1 2025 compared to Q1 2024 due to the increase in the average realized gold price per ounce sold. These increases were partially offset by the write-down of heap leach inventories to net realizable value at Los Filos of $28.6 million in the Quarter.
Net loss for Q1 2025 was $75.5 million (Q1 2024 - net loss of $42.8 million). The higher net loss in Q1 2025 compared to Q1 2024 is mainly driven by an increase in finance expense in Q1 2025 due to an increase in the amount drawn on the Company’s credit facility and the cessation of capitalizing interest at Greenstone following commercial production in November 2024; unfavorable changes in the fair value of gold contracts and Greenstone contingent consideration driven by increases in the forward gold price; and care and maintenance expense at Los Filos resulting from the commencement of layoffs and other suspension activities in January 2025. These changes were offset partially by higher income from mine operations and favorable changes in the fair value of foreign exchange contracts.
In Q1 2025, adjusted EBITDA was $137.9 million (Q1 2024 - $52.2 million). In Q1 2025, adjusted net loss was $36.6 million (Q1 2024 - adjusted net loss $14.4 million).
The increase in adjusted EBITDA in Q1 2025 was primarily due to the impact of Greenstone’s operations in 2025 and the increase in the average realized gold price. The increase in adjusted net loss is due to higher finance expense in 2025, higher realized losses on foreign exchange contracts and care and maintenance expenses at Los Filos, offset partially by higher income from mine operations.
Since November 2023, the Company has been renegotiating its land access agreements with the three communities where Los Filos is located. New agreements were signed with two of the communities during the three months ended March 31, 2025. On March 31, 2025, the Company’s land access agreement with the third community expired and the Company announced on April 1, 2025 that operations at Los Filos have been suspended. The expiration of the land access agreement with the third community without a new long-term agreement in place and announcement of suspension of operations were determined to be an indicator of impairment and accordingly, the Company estimated the recoverable amount of the Los Filos cash generating unit (“CGU”) and performed an impairment test as at March 31, 2025. The Company determined that the recoverable amount of the Los Filos CGU at March 31, 2025 was more than the carrying amount and that no impairment loss was required to be recognized.

Management’s Discussion and Analysis For the three months ended March 31, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Sustaining and Non-sustaining Expenditures(1)

	Three months ended March 31, 2025		Three months ended March 31, 2024
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
Canada
Greenstone	$11.9	$29.3	$—	$52.8
USA
Mesquite	2.4	8.7	0.8	4.1
Castle Mountain(2)	0.2	1.8	1.5	1.3
Mexico
Los Filos(2)	4.3	0.4	17.4	—
Brazil
Aurizona	10.2	2.0	15.0	2.2
Bahia Complex	10.2	1.6	8.8	3.4
RDM	3.8	5.7	1.0	5.6
Total sustaining and non-sustaining expenditures(3)	$42.9	$49.4	$44.5	$69.4
(1)Sustaining and non-sustaining expenditures include exploration expense and capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)2025 Guidance did not include sustaining or non-sustaining expenditures for Castle Mountain and Los Filos.
(3)Total sustaining and non-sustaining capital expenditures for the three months ended March 31, 2025 were $37.5 million and $42.8 million, respectively (three months ended March 31, 2024 - $39.0 million and $59.6 million).

Management’s Discussion and Analysis For the three months ended March 31, 2025

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 million tonne per year carbon-in-pulp process plant located in Ontario, Canada. The Company acquired its initial 60% interest in Greenstone in April 2021 and construction was advanced as a joint operation with Orion holding the remaining 40% interest. On May 13, 2024, Equinox Gold acquired Orion’s 40% interest to fully consolidate ownership of Greenstone into Equinox Gold. The mine poured first gold on May 22, 2024 and declared commercial production on November 6, 2024.
Operating and financial results for the three months ended March 31, 2025

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	September 30, 2024
Ore mined	kt	2,328	3,145	2,038
Waste mined	kt	9,984	9,225	6,579
Open pit strip ratio	w:o	4.29	2.93	3.23
Tonnes processed	kt	1,659	1,643	1,319
Average gold grade processed	g/t	1.06	1.26	1.15
Recovery	%	80.7	82.0	78.6
Gold produced	oz	44,449	53,022	42,448
Gold sold	oz	44,808	56,413	43,747
Financial data
Revenue(2)	M$	129.5	148.3	106.1
Cash costs(1)	M$	70.4	58.7	40.7
Sustaining capital(1)	M$	11.6	5.3	—
Reclamation expenses	M$	0.3	0.3	0.4
Total AISC(1)	M$	82.3	64.3	41.1
AISC contribution margin(1)	M$	47.2	83.9	65.0
Non-sustaining expenditures	M$	29.3	21.1	65.0
Unit analysis
Realized gold price per oz sold	$/oz	2,889	2,629	2,425
Cash costs per oz sold(1)	$/oz	1,570	1,041	930
AISC per oz sold(1)	$/oz	1,836	1,141	938
Mining cost per tonne mined	$/t	3.11	2.66	3.09
Processing cost per tonne processed	$/t	15.14	15.68	12.03
G&A cost per tonne processed	$/t	8.49	7.04	8.80
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2025 Analysis
Production
Greenstone gold production was 16% lower for the three months ended March 31, 2025 compared to the three months ended December 31, 2024 with the reduction primarily due to the lower grade processed and reduced leach tank availability while planned modifications were being completed. While the feed grade processed during Q1 2025 of 1.06 grams per tonne (“g/t”) was on plan, it was 16% lower than Q4 2024 at 1.26 g/t. The lower grade processed in the Quarter was a result of mine sequencing. Modifications to leach tank downcomers and valves were planned for the Quarter and have resulted in improved solution flows and reduced solution losses in the leach tanks.
The lower recovery for Q1 2025 compared to Q4 2024 is also primarily due to the lower feed grade for the Quarter.
Material mined in Q1 2025 was in-line with the prior quarter but, with a greater emphasis on moving waste, the strip ratio increased to 4.3 from 2.9 in the prior quarter.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Mining unit costs were higher for the three months ended March 31, 2025 compared to the three months ended December 31, 2024 as a result of lower volumes mined than planned. During Q1 2025, the mine fleet was expanded by four haul trucks which resulted in higher associated personnel, maintenance and operating costs. In addition, mine operations experienced their first winter and were impacted by unplanned maintenance resulting from cold weather, and loading equipment availability was lower than expected. These experiences are expected to allow the team to plan more effectively for cold weather events in future years. Processing unit costs for the three months ended March 31, 2025 were generally consistent with the three months ended December 31, 2024.
Cash costs per oz sold were higher for the three months ended March 31, 2025 compared to the three months ended December 31, 2024 due primarily to lower sales and the above noted increase in mining cost. AISC per oz sold was higher for the three months ended March 31, 2025 compared to the three months ended December 31, 2024 due to higher cash costs and increased sustaining expenditures.
Sustaining capital expenditures for the three months ended March 31, 2025 were $11.6 million, primarily related to machinery and equipment and tailings storage facility (“TSF”) spend. Non-sustaining expenditures for the three months ended March 31, 2025 were $29.3 million primarily related to fleet leasing costs, costs associated with relocating the provincial power utility electrical substation and machinery and equipment.
During Q1 2025, plant throughput averaged 18.4 thousand tonnes per day (“tpd”) (19.8 thousand tpd when plant shutdowns are excluded). Processing rates increased throughout the Quarter and continued to improve subsequent to quarter end.
The mine continues its ramp-up towards the full production target rate of 196 thousand tpd, which is anticipated for H2 2025. Mining rates averaged 137 thousand tpd for Q1 2025, with the peak for ex-pit movement in March 2025 of 193 thousand tpd, and continued to improve subsequent to quarter end. Mining unit costs are expected to decrease as mining volumes increase with the existing fleet.

Exploration and Development
Planned exploration at Greenstone in 2025 includes a 14,000 m core drilling program targeting certain areas of the deposit in order to improve understanding of geology, structural controls on gold mineralization and gold grade distribution. Preparations are underway and drilling is expected to commence in Q2 2025. Exploration expenditures at Greenstone for the three months ended March 31, 2025 was $0.2 million.
Outlook
Greenstone production guidance for 2025 is 300,000 to 350,000 ounces of gold, with cash costs of $790 to $890 per oz and AISC of $1,045 to $1,145 per oz. Production is expected to increase quarter over quarter as mine sequencing takes pit development into higher grade areas. The mine is also focused on ramping up mining rates, mill throughput and recoveries to design capacity.
Planned 2025 sustaining expenditures at Greenstone of $116 million include $35 million for a TSF raise; $52 million for ancillary mining fleet and processing improvements; and $20 million for a de-watering well, water management pond, waste rock storage areas, and back-up power. Non-sustaining expenditures of $35 million in 2025 relate primarily to leasing costs for the initial mining fleet, completing the relocated community electrical substation, installation of a seventh generator in the power plant, and completing the Ontario Provincial Police detachment construction.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California. Mesquite has been operating since 1986.
Operating and financial results for the three months ended March 31, 2025

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	March 31, 2024
Ore mined and stacked on leach pad	kt	1,392	—	2,786
Waste mined	kt	10,998	13,348	11,909
Open pit strip ratio	w:o	7.90	—	4.27
Average gold grade stacked to leach pad	g/t	0.71	—	0.35
Gold produced	oz	12,271	17,129	22,025
Gold sold	oz	12,305	17,273	23,783
Financial data
Revenue(2)	M$	35.4	45.5	49.0
Cash costs(1)	M$	17.9	23.1	27.4
Sustaining capital(1)	M$	1.2	0.2	—
Reclamation expenses	M$	1.2	0.7	0.8
Total AISC(1)	M$	20.3	24.0	28.2
AISC contribution margin(1)	M$	15.2	21.4	20.7
Non-sustaining expenditures	M$	8.7	22.7	4.1
Unit analysis
Realized gold price per oz sold	$/oz	2,881	2,634	2,059
Cash costs per oz sold(1)	$/oz	1,457	1,337	1,153
AISC per oz sold(1)	$/oz	1,649	1,392	1,188
Mining cost per tonne mined	$/t	1.64	1.71	1.37
Processing cost per tonne processed	$/t	7.46	—	4.50
G&A cost per tonne processed	$/t	3.99	—	2.10
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2025 Analysis
Production
Production was 44% lower in the three months ended March 31, 2025 compared to the same period in 2024 as mining activity in 2025 was solely focused on the Ginger pit, which involved significant stripping activity and less ore stacked than in the same period in 2024. Waste stripping at the Ginger pit began in 2024 and ore was reached in the latter part of Q1 2025, with the majority of recoverable ounces being stacked on the leach pad late in Q1 2025, whereas in Q1 2024 ounces were stacked throughout the quarter. Total tonnes mined for the three months ended March 31, 2025 was 15% lower compared to the same period in 2024, as Q1 2024 activities included mining from multiple pits.
Mining unit costs were higher for the three months ended March 31, 2025 compared to the same period in 2024 due to higher explosives cost due to mining more in-situ material in Q1 2025. Processing and general and administration unit costs were higher for the three months ended March 31, 2025 compared to the same period in 2024 due primarily to the impact of fewer tonnes stacked in 2025.
Cash costs per oz sold were higher for the three months ended March 31, 2025 compared to the same period in 2024 due to the higher opening average cost of ounces on the heap leach pad after an extended stripping campaign in 2024 for the Ginger pit, with only 11,000 oz recoverable ounces stacked in H2 2024. AISC per oz sold was higher for the three months ended March 31, 2025 primarily due to the impact of higher cash costs per oz sold.
Sustaining capital expenditures for the three months ended March 31, 2025 were $1.2 million primarily related to capital stripping which commenced in the Brownie 4 pit. Non-sustaining expenditures for the three months ended March 31, 2025 were $8.7 million, primarily related to capitalized stripping in the Ginger pit.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Exploration and Development
Planned exploration drilling at Mesquite for 2025 included reverse circulation drilling to infill portions of the Rainbow and Vista West targets. This drilling was completed during Q1 2025 and totalled 1,362 m and 1,134 m, respectively. Additional step-out drilling is warranted at the Ginger and Rainbow targets but is subject to receipt of permit approvals. Exploration expenditures at Mesquite for the three months ended March 31, 2025 was $0.9 million.
Outlook
Mesquite production guidance for 2025 is 90,000 to 105,000 ounces of gold, with approximately 70% of production expected in the second half of the year. Cost guidance for 2025 is cash costs of $1,235 to $1,335 per oz and AISC of $1,725 to $1,825 per oz. Planned sustaining expenditures of $51 million primarily relate to capitalized stripping of the Brownie 4 and Big Chief 8 pits. Planned non-sustaining expenditures of $16 million primarily relate to capitalized waste stripping of the Ginger pit.
Mesquite’s 2025 production is expected to be predominantly from the Ginger pit, which began to yield ore in Q1 2025. Brownie 4, Rainbow North and Big Chief 8 pits waste stripping campaigns are expected to be performed throughout 2025 to provide ore for 2026.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil that commenced production in Q3 2019. Ore from a number of open pits is processed in an 8,000 tpd CIL plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three months ended March 31, 2025

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	March 31, 2024
Ore mined	kt	380	1,029	86
Waste mined	kt	3,364	11,485	3,641
Open pit strip ratio	w:o	8.85	11.16	42.26
Tonnes processed	kt	594	938	803
Average gold grade processed	g/t	0.87	0.90	1.04
Recovery	%	89.0	89.2	90.2
Gold produced	oz	15,555	24,277	23,857
Gold sold	oz	16,185	24,520	24,506
Financial data
Revenue(2)	M$	45.1	64.8	50.6
Cash costs(1)	M$	27.0	37.4	33.3
Sustaining capital(1)	M$	9.1	16.4	14.0
Sustaining lease payments	M$	0.5	0.3	0.4
Reclamation expenses	M$	0.7	0.5	0.5
Total AISC(1)	M$	37.3	54.6	48.2
AISC contribution margin(1)	M$	7.8	10.1	2.3
Non-sustaining expenditures	M$	2.0	0.9	2.2
Unit analysis
Realized gold price per oz sold	$/oz	2,784	2,641	2,065
Cash costs per oz sold(1)	$/oz	1,666	1,525	1,360
AISC per oz sold(1)	$/oz	2,299	2,229	1,973
Mining cost per tonne mined	$/t	4.03	2.14	4.04
Processing cost per tonne processed	$/t	14.04	9.71	11.72
G&A cost per tonne processed	$/t	7.09	4.16	5.58
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2025 Analysis
Production
Production was 35% lower for the three months ended March 31, 2025 compared to the same period in 2024 due to 26% lower tonnes processed caused by an increase in the quantity of fresh rock processed and 16% lower grade processed in the Quarter. Grades were lower due to lower grades from ore stockpiles processed during Q1 2025.
Mining unit costs were consistent in the three months ended March 31, 2025 compared to Q1 2024 due to lower diesel prices and the weakening of the BRL, which offset an increase in local currency contract mining rates. Processing unit costs were higher for Q1 2025 compared to Q1 2024 mainly due to lower volumes of ore processed and an increase in the proportion of fresh rock being processed. General and administrative unit costs were higher for Q1 2025 compared to Q1 2024, primarily due to lower volumes of ore processed.
Higher cash costs per oz sold and AISC per oz sold for the three months ended March 31, 2025 compared to Q1 2024 were primarily driven by lower gold sales in Q1 2025.
Sustaining capital expenditures for the three months ended March 31, 2025 were $9.1 million primarily related to capitalized stripping. Non-sustaining expenditures for the three months ended March 31, 2025 were $2.0 million primarily related to engineering studies for the portal and decline for underground development and drilling.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Exploration and Development
Exploration drilling activities at Aurizona in Q1 2025 focused on the near-mine South Trend and Genipapo targets. Exploration expenditures at Aurizona for the three months ended March 31, 2025 was $0.4 million.
Outlook
The Aurizona mine plan was modified as a result of the geotechnical event in H1 2024, with continued access restrictions to certain areas of the Piaba open pit through to November 2024 and during the rainy season that will continue into the first half of 2025. Production guidance for 2025 is 70,000 to 90,000 ounces of gold, with cash costs of $1,205 to $1,305 per oz and AISC of $1,855 to $1,955 per oz.
Planned sustaining expenditures at Aurizona of $57 million in 2025 include $33 million in capitalized stripping and $16 million for the Vené 2 TSF expansion. Planned non-sustaining expenditures at Aurizona of $29 million in 2025 primarily relate to the portal and decline for underground development. The Company is advancing plans for development of the Piaba underground portal and decline in late 2025, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Bahia Complex, Bahia, Brazil
The Bahia Complex, located in Bahia State, Brazil, comprises the Fazenda and Santa Luz mines. Fazenda has been in operation since 1984 and is primarily an underground operation complemented with production from several small open pits and uses a carbon-in-leach (“CIL”) processing plant. A new mine plan provides for an increased contribution of ore from a larger open pit while underground mining continues. Santa Luz is an open pit mine which uses a resin-in-leach (“RIL”) process to recover gold from carbonaceous ores. The two mines are in close geographic proximity and share management oversight, maximizing synergies and cost efficiencies.
Operating and financial results for the three months ended March 31, 2025

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	March 31, 2024
Ore mined - open pit	kt	754	1,009	518
Waste mined - open pit	kt	5,620	4,568	4,262
Open pit strip ratio	w:o	7.46	4.53	8.23
Average open pit gold grade	g/t	1.31	1.18	1.35
Ore mined - underground	kt	172	257	158
Average underground gold grade	g/t	1.35	2.06	1.78
Ore mined - total	kt	926	1,266	676
Tonnes processed - CIL	kt	345	374	364
Average gold grade processed - CIL	g/t	1.26	1.80	1.36
Recovery - CIL	%	89.1	91.1	89.8
Tonnes processed - RIL	kt	578	604	526
Average gold grade processed - RIL	g/t	1.32	1.27	1.19
Recovery - RIL	%	59.5	63.5	53.9
Gold produced	oz	27,565	33,314	26,239
Gold sold	oz	27,845	34,534	26,058
Financial data
Revenue(2)	M$	79.8	91.5	54.3
Cash costs(1)	M$	45.7	47.6	45.6
Sustaining capital(1)	M$	8.9	4.0	7.7
Sustaining lease payments	M$	0.8	0.8	0.5
Reclamation expenses	M$	0.5	0.4	0.5
Total AISC(1)	M$	55.9	52.8	54.4
AISC contribution margin(1)	M$	23.9	38.7	(0.1)
Non-sustaining expenditures	M$	1.6	3.5	3.4
Unit analysis
Realized gold price per oz sold	$/oz	2,867	2,650	2,084
Cash costs per oz sold(1)	$/oz	1,642	1,378	1,751
AISC per oz sold(1)	$/oz	2,008	1,528	2,089
Mining cost per tonne mined - open pit	$/t	3.04	2.66	2.87
Mining cost per tonne mined - underground	$/t	32.48	28.06	39.65
Processing cost per tonne processed	$/t	20.04	17.63	19.38
G&A cost per tonne processed	$/t	6.08	6.19	5.54
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Q1 2025 Analysis
Production
Production was 5% higher in Q1 2025 compared to Q1 2024 with slightly higher tonnes processed and higher feed grades driven by increased mining volumes at Santa Luz, which resulted in less reliance on lower grade stockpile material.
Open pit mining unit costs for the three months ended March 31, 2025 were 6% higher compared to the same period in 2024, primarily due to higher contract mining costs at Fazenda. Underground mining unit costs were 18% lower in the three months ended March 31, 2025 compared to the same period in 2024 due to increased productivity from additional equipment brought to Fazenda in Q3 2024 and the weakening of the BRL against the USD. Processing unit costs were slightly lower in the three months ended March 31, 2025 compared to the same period in 2024 primarily due to weakening of the BRL and the impact of more ore tonnes processed. General and administrative unit costs decreased for the three months ended March 31, 2025 compared to the same period in 2024 due to the weakening of the BRL.
Cash costs per oz sold were 6% lower in Q1 2025 compared to Q1 2024 reflecting the benefit of additional mining equipment brought onsite at Fazenda at the beginning of Q3 2024 and the weaker BRL. AISC per oz sold were lower in Q1 2025 compared to Q1 2024 reflecting the lower cash costs per oz sold.
Sustaining capital expenditures for the three months ended March 31, 2025 of $8.9 million primarily related to capital stripping and underground development. Non-sustaining expenditures for the three months ended March 31, 2025 of $1.6 million primarily related to exploration drilling and underground development.
Exploration and Development
During the Quarter, the Company drilled 20,502 m of core drilling, most of which is focused on Mineral Reserve replacement in the immediate underground mine area of the Bahia Complex. Exploration expenditures at the Bahia Complex for the three months ended March 31, 2025 was $2.5 million.
Outlook
Bahia Complex production guidance for 2025 is 125,000 to 145,000 ounces of gold, with cash costs of $1,360 to $1,460 per oz and AISC of $1,845 to $1,945 per oz sold.
Planned sustaining expenditures at Bahia Complex of $70 million in 2025 primarily relate to $22 million for capitalized stripping, $12 million for the acquisition of equipment and components, $8 million for exploration, $4 million for infrastructure and vegetation clearing, $9 million for a TSF raise, and $4 million for underground development. Planned non-sustaining expenditures of $12 million in 2025 relate primarily to underground development and exploration.
Planned sustaining expenditures for 2025 includes $8 million for exploration, with a focus on Mineral Reserve replacement. Planned non-sustaining expenditures includes $9 million for step-out and regional exploration.

Management’s Discussion and Analysis For the three months ended March 31, 2025
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months and year ended March 31, 2025

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	March 31, 2024
Ore mined	kt	241	1,022	85
Waste mined	kt	4,172	2,662	2,205
Open pit strip ratio	w:o	17.33	2.60	25.97
Ore rehandled	kt	—	—	179
Tonnes processed	kt	690	728	597
Average gold grade processed	g/t	0.55	0.99	0.62
Recovery	%	84.5	87.9	88.5
Gold produced	oz	10,710	21,320	10,932
Gold sold	oz	11,422	22,240	11,125
Financial data
Revenue(2)	M$	32.6	58.8	23.0
Cash costs(1)	M$	23.3	27.1	19.0
Sustaining capital(1)	M$	3.2	1.6	0.4
Sustaining lease payments	M$	0.4	0.3	0.5
Reclamation expenses	M$	0.2	0.3	0.2
Total AISC(1)	M$	27.1	29.3	20.1
AISC contribution margin(1)	M$	5.6	29.5	2.9
Non-sustaining expenditures	M$	5.7	—	5.6
Unit analysis
Realized gold price per oz sold	$/oz	2,857	2,644	2,065
Cash costs per oz sold(1)	$/oz	2,039	1,220	1,709
AISC per oz sold(1)	$/oz	2,370	1,318	1,801
Mining cost per tonne mined	$/t	2.59	3.09	3.11
Processing cost per tonne processed	$/t	13.92	14.07	12.51
G&A cost per tonne processed	$/t	3.98	3.88	3.80
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2025 Analysis
Production
Production increased marginally in the three months and year ended March 31, 2025 compared to the same period in 2024 with increased ore volumes processed offset by lower grade processed.
Mining unit costs were lower for the three months ended March 31, 2025 compared to the same period in 2024 due to higher volumes mined in Q1 2025, as Q1 2024 was impacted by contract equipment availability issues. Processing unit costs were higher for the three months ended March 31, 2025 compared to the same period in 2024 due to costs associated with the management of dry stack tailings, which commenced in mid 2024. General and administration unit costs were higher for the three months ended March 31, 2025 compared to the same period in 2024 due to higher shared costs.
Cash costs per oz sold were higher for the three months ended March 31, 2025 compared to the same period in 2024 due to the additional ore and waste tonnes moved and the cost of tailings haulage to the new dry stack TSF. AISC per oz sold was higher for the three months ended March 31, 2025 due to increased cash costs per oz and higher sustaining capital spend relating to tailings movement equipment.
Sustaining capital expenditures for the three months ended March 31, 2025 were $3.2 million, primarily related to the purchase of tailings movement equipment. Non-sustaining expenditures for the three months ended March 31, 2025 were $5.7 million primarily related to capitalized stripping.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Exploration and Development
No exploration drilling occurred at RDM during the Quarter. Planned exploration drilling is expected to commence late in the year.
Outlook
RDM production guidance for 2025 is 50,000 to 60,000 ounces of gold, with cash costs of $1,615 to $1,715 per oz and AISC of $1,880 to $1,980 per oz.
Planned sustaining expenditures at RDM of $15 million in 2025 include $6 million for costs associated with the dry stack TSF and $5 million for equipment to haul tails to the storage facility. Planned non-sustaining expenditures of $10 million in 2025 relate primarily to capitalized stripping.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2024 involved three open pits (Los Filos, Bermejal and Guadalupe) and one underground mine (Los Filos). Crushed and run-of-mine ore from the various deposits is processed by heap leaching. On April 1, 2025, Los Filos operations were suspended indefinitely.
Operating and financial results for the three months ended March 31, 2025

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	March 31, 2024
Ore mined - open pit	kt	339	3,395	895
Waste mined - open pit	kt	2,702	7,948	10,044
Open pit strip ratio	w:o	7.97	2.34	11.22
Average open pit gold grade	g/t	0.62	0.60	0.55
Ore mined - underground	kt	34	238	151
Average underground gold grade	g/t	2.31	2.57	3.13
Tonnes processed	kt	398	3,812	963
Ore re-handled for secondary leaching	kt	—	—	1,240
Gold produced	oz	31,518	60,521	23,955
Gold sold	oz	32,133	58,321	26,315
Financial data
Revenue(2)	M$	91.2	153.4	53.9
Cash costs(1)	M$	71.8	112.1	46.3
Sustaining capital(1)	M$	3.5	6.4	16.5
Sustaining lease payments	M$	0.2	0.2	0.1
Sustaining exploration expenditures	M$	—	0.1	0.1
Reclamation expenses	M$	0.6	0.8	0.7
Total AISC(1)	M$	76.1	119.6	63.8
AISC contribution margin(1)	M$	15.1	33.8	(9.9)
Non-sustaining expenditures	M$	0.4	—	—
Unit analysis
Realized gold price per oz sold	$/oz	2,837	2,630	2,048
Cash costs per oz sold(1)	$/oz	2,233	1,922	1,761
AISC per oz sold(1)	$/oz	2,368	2,051	2,424
Mining cost per tonne mined - open pit	$/t	3.30	1.94	1.96
Mining cost per tonne mined - underground	$/t	223.67	110.99	97.42
Processing cost per tonne processed	$/t	46.55	7.55	9.58
G&A cost per tonne processed	$/t	22.13	2.73	4.52
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2025 Analysis
Production
Production was higher for the three months ended March 31, 2025 compared to the same period in 2024 due to a drawdown in 2025 of ounces in heap leach inventory accumulated to the end of 2024. As mentioned above, on April 1, 2025, the Company indefinitely suspended operations at Los Filos and gold production ceased.
Open pit mining unit costs for the three months ended March 31, 2025 were higher compared to the same period in 2024 with 72% less tonnes moved due to the ramp down of operations during the Quarter in anticipation of the potential suspension of operations. Underground mining unit costs were higher for the three months ended March 31, 2025 compared to the same period in 2024 due to the ramp down of operations, with 77% less ore tonnes mined.

Management’s Discussion and Analysis For the three months ended March 31, 2025
Processing unit costs increased for the three months ended March 31, 2025 compared to the same period in 2024 due to the ramp down of operations, with 59% less ore tonnes processed. General and administration unit costs increased for the three months ended March 31, 2025 compared to the same period in 2024 due to the decrease in ore tonnes processed.
Cash costs per oz sold were higher for the three months ended March 31, 2025 compared to the same period in 2024 due to fewer recoverable ounces placed and the impact of an increase in the average carrying value of heap leach pad inventory at the beginning of Q1 2025 compared to Q1 2024. The average cost per ounce on the leach pad at the start of Q1 2024 was approximately $1,770 per oz compared to an average cost per ounce at the start of Q1 2025 of approximately $2,050 per oz. This differential results in an increase in cash costs per oz compared to Q1 2024 as the recoverable ounces are produced and sold. For Q1 2025, AISC per oz sold was higher than Q1 2024 due to higher cash costs per oz.
Sustaining capital expenditures for the three months ended March 31, 2025 were $3.5 million, primarily related to Bermejal open pit capitalized stripping and Los Filos underground development. No non-sustaining expenditures were incurred at Los Filos for Q1 2025.

Outlook
Layoffs at Los Filos have been proceeding; however, the Company will retain the staff required to maintain its environmental obligations and secure the Company-owned infrastructure at the mine site. Commencing April 1, 2025, Los Filos is being reported as a development project. The Company has not included any production from Los Filos in its 2025 Guidance.

Management’s Discussion and Analysis For the three months ended March 31, 2025

DEVELOPMENT PROJECTS
Los Filos Expansion, Guerrero, Mexico
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion that would increase production and extend the mine life of Los Filos by developing the Bermejal underground deposit and constructing a 10,000 tpd CIL processing plant that would process higher-grade ore and operate concurrently with the existing heap leach facilities.
2025 Update and Outlook
On April 1, 2025, the Company announced the indefinite suspension of operations at Los Filos due to the expiration of the land access agreement with the Carrizalillo community on March 31, 2025. While the economic and production estimates outlined in the feasibility study were predicated on construction of the CIL plant commencing in 2023, any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, the ability to successfully execute new land access agreements with all three communities, receipt of an amended environmental permit, market conditions, and the availability and cost of capital.
Castle Mountain Phase 2, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 project at Castle Mountain. Phase 2 is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad residual leaching to recover additional gold. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower third of global gold mining costs.
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed effects, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (“BLM”)) in March 2022. The Company received the BLM’s Plan completeness determination in Q1 2024. During Q2 2024, the project lead agencies and Equinox Gold awarded the project management for permitting and environmental analysis to SWCA Environmental Consultants (SWCA). Later in 2024, the project lead agencies determined they must complete an Environmental Impact Statement (“EIS”) / Environmental Impact Report (“EIR”) to analyze the potential environmental effects of the Phase 2 project project and in compliance with the National Environmental Policy Act (NEPA) and the California Environmental Quality Act (CEQA), respectively. The Company expects the lead agencies to publish a Notice of Intent in 2025, which commences the formal permitting review process.
In August 2024, given the increasing costs associated with contract mining, crushing, and agglomeration, and increasing complexity and variability in mining low-grade historical backfill, the Company suspended mining at Castle Mountain Phase 1 for the duration of the Phase 2 permitting process. Residual leaching and gold production are expected to continue through at least the first half of 2025, at which point both mining and processing will be suspended until the completion of Phase 2 permitting.
2025 Update and Outlook
The Company continues to advance optimization work on Phase 2. During Q1 2025, two separate Memoranda of Understanding agreements to prepare the joint EIS/EIR were signed by the project lead agencies, Castle Mountain Ventures (CMV), and the contracted EIS/EIR manager, SWCA. The Company anticipates the EIS/EIR stage of formal environmental analysis to occur throughout 2025 and 2026.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life and increase annual production through development of a new underground mine and several satellite open pit deposits. The underground mine would operate concurrently with the open pits.
2025 Update and Outlook
The Company continues to advance engineering studies and project planning for an underground mine below the Piaba pit. The Company is focused on improving accuracy for underground work areas of ventilation, access from the portals for mining layouts and ore extraction, as well as planning that is required prior to construction of a portal and underground decline. As a result of the geotechnical event in the Piaba pit during Q1 2024, the construction of a portal and underground decline was deferred to late 2025. To support the additional power requirements of the underground operations, the Company signed a contract in December 2024 to proceed with an upgrade of the existing 69kV power transmission line which will increase the available power to 18 MW by 2026, and also for a new power line that would provide additional power, totaling 21 MW, in January 2028.

Management’s Discussion and Analysis For the three months ended March 31, 2025

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had two lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) was 0.45 per million hours worked for the 12-month rolling period (0.43 for Q1 2025), compared to the target of 0.58 per million hours worked for calendar year 2025. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 1.95 per million hours worked for the 12-month rolling period (1.07 for Q1 2025), compared to the target of 2.85 per million hours worked for calendar year 2025.
Environment
The Company’s significant environmental incident frequency rate (“SEIFR”) was 0.00 per million hours worked for the 12-month rolling period (0.00 for Q1 2025) compared to the target of 1.20 per million hours worked for calendar year 2025. During Q1 2025, there were no significant environmental incidents as defined by the Company’s environmental standards.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
During Q1 2025, the Company undertook numerous Indigenous and community engagement activities.
In Canada, Greenstone held regular meetings with the Community Sustainability Committee to discuss updates and recommendations, ensuring local residents have an opportunity to express their views towards promoting positive economic, social, and environmental development. Greenstone is also supporting the publication of the updated 2025 fishing guidelines, several community events, and sports tournaments, reflecting ongoing support for local initiatives.
In Brazil, all sites continued the implementation of community programs that support education, sports, cultural development and skills training. In Aurizona, the team engaged with local leaders and community members to discuss topics such as employment opportunities, road maintenance, and cultural agendas for 2025. Additionally, several social projects were initiated under the "Community in Motion" program, including mental health sessions for seniors, film screenings, and fitness classes. In RDM, engagements with local authorities related to operational permits were held, in addition to community meetings to address local concerns and potential support for educational needs. In Fazenda, the team had meetings with local communities and organizations to address water supply, vocational training, and environmental awareness. The approval and plans for a new road connecting the community to the mine area were discussed, with community involvement and governmental support. Efforts were made to strengthen ties with local government and educational bodies to enhance local employment opportunities. Also, in Fazenda, food donations were distributed to vulnerable populations, and support was provided for local infrastructure projects, including road maintenance. Santa Luz is pursuing collaborations with local governments and organizations to promote social and community projects and enhance educational opportunities. Meetings were held with various stakeholders, including the Secretaries of Education, Sport and Youth, Mining and Industry, to discuss projects and actions for 2025. Social projects such as "Cinema in the Community" and “Schooling Development" were initiated, along with the formation of the Committee for the "Partnership Workshop" project which promotes small local businesses.
In Mexico, Los Filos continued the community dialogue process with the mediation of municipal, state and federal government levels. Despite reaching consensus on the conditions for long-term land use agreements in late January with all three host communities, only two communities signed formal agreements.
In the USA, officials from the BLM and the Forest Service visited Castle Mountain in the Quarter, with the objective of learning about the mining process as part of these agencies’ staff training programs. Additionally, the site continued its ecology research partnership with the Desert Research Institute, focusing on environmental studies and sustainability. In Mesquite, bi-weekly meetings with the BLM were established to address permitting processes. Also in Mesquite, support was provided to Desert Wildlife Unlimited to secure water for wildlife guzzlers.

Management’s Discussion and Analysis For the three months ended March 31, 2025

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
ESG Reporting
In Q1 2025, the Company began preparing its annual ESG Report, completing the 2024 ESG performance data collection from all sites and corporate departments. The ESG Data Integration Project, which automates the consolidation of indicators, is advancing according to schedule, integrating improved controls for the Company’s ESG data collection systems. The Company expects to publish its 2024 ESG Report in June 2025.

CORPORATE
Calibre Transaction
On February 23, 2025, the Company entered into the Arrangement Agreement with Calibre, as amended on April 23, 2025, whereby Equinox Gold will acquire 100% of the issued and outstanding common shares of Calibre pursuant to a court-approved plan of arrangement. The Calibre Transaction will create an Americas-focused diversified gold producer with a portfolio of mines in five countries anchored by two high-quality, long-life, low-cost Canadian gold mines. Under the terms of the Arrangement Agreement, Calibre shareholders will receive 0.35 Equinox Gold common shares for each Calibre common share held immediately prior to closing of the Transaction. Upon completion of the Calibre Transaction, existing Equinox Gold shareholders and former Calibre shareholders will own approximately 61% and 39% of the outstanding common shares of the combined company, respectively, which will continue under the name “Equinox Gold Corp.”.
Upon closing of the Calibre Transaction, management of the combined company will include executives from both Equinox Gold and Calibre, with Equinox Gold’s current President and Chief Executive Officer, Greg Smith, remaining as Chief Executive Officer and Calibre’s current President and Chief Executive Officer, Darren Hall, joining management as President and Chief Operating Officer of the combined company. The Board of Directors of the combined company will consist of ten directors, with Ross Beaty as Chair, along with five additional directors from Equinox Gold, including Greg Smith, and four directors from Calibre, including Doug Forster and Blayne Johnson.
On May 1, 2025, the Transaction was approved by Equinox Gold shareholders and Calibre securityholders. Closing of the Transaction is subject to certain court and regulatory approvals, and other closing conditions customary for a transaction of this nature. The Transaction is expected to close during the second quarter of 2025.
If the Arrangement Agreement is terminated by the Company or Calibre prior to closing of the Transaction, termination fees in the amount of $145.0 million and $85.0 million are payable by the Company and Calibre, respectively, to the other party.
Concurrent with the Arrangement Agreement, the Company entered into a subscription agreement to participate in Calibre’s private placement convertible note financing. The private placement closed on March 4, 2025 with the Company purchasing a convertible note with a principal amount of $40.0 million and a maturity date of March 4, 2030 (the “Calibre Convertible Note”). If the Arrangement Agreement is terminated prior to closing of the Transaction, the maturity date of the Calibre Convertible Note will be accelerated to January 31, 2026. The Calibre Convertible Note is unsecured and has an annual interest rate of 5.5% receivable quarterly in arrears. At any time prior to the maturity date, the Company may convert the Calibre Convertible Note into common shares of Calibre at a price of C$4.25 per Calibre common share. In connection with the private placement, the Company received 8,813,252 common share purchase warrants of Calibre (the “Calibre Warrants”) for no additional consideration. Each Calibre Warrant is exercisable into one common share of Calibre at a price of C$4.50 per Calibre common share until March 4, 2030. If the Transaction closes, the Calibre Warrants will expire on the fifth day following closing of the Transaction.
Upon the occurrence of a change of control of Calibre, except for a change of control resulting from completion of the Calibre Transaction, the Company may require Calibre to, within 30 days following the change of control, repay the Calibre Convertible Note at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest. Calibre may also, upon such change of control, prepay any portion of the principal amount outstanding under the Calibre Convertible Note using the same redemption formula as described above on the principal amount being prepaid.
On initial recognition, $39.1 million and $0.9 million of the total consideration paid was allocated to the Calibre Convertible Note and Calibre Warrants, respectively, based on their relative fair values. As the contractual terms of the Calibre Convertible Note do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding, the Calibre Convertible Note is classified as subsequently measured at fair value through profit or loss (“FVTPL”) with changes in fair value recognized in other income or expense. The Calibre Warrants are accounted for as derivative assets measured at FVTPL with changes in fair value recognized in other income or expense.

Management’s Discussion and Analysis For the three months ended March 31, 2025

CORPORATE (CONTINUED)
At March 31, 2025, the Calibre Convertible Note and Calibre Warrants are classified as current. At March 31, 2025, fair value of the Calibre Warrants included in other current assets was $1.2 million (December 31, 2024 - nil).
Credit Facility
On February 28, 2025, the Company drew down $40.0 million on its $700 million revolving credit facility (the “Revolving Facility”). At March 31, 2025, there was $64.6 million undrawn on the Revolving Facility. On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility.

Management’s Discussion and Analysis For the three months ended March 31, 2025

FINANCIAL RESULTS
Selected financial results for the three months and year ended March 31, 2025 and 2024

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2025	March 31, 2024
Revenue	$423.7	$241.3
Cost of sales
Operating expense	(292.6)	(183.8)
Depreciation and depletion	(97.4)	(46.2)
Income from mine operations	33.7	11.4
Care and maintenance expense	(9.9)	—
Exploration and evaluation expense	(1.8)	(2.5)
General and administration expense	(17.7)	(14.1)
Income from operations	4.3	(5.3)
Finance expense	(48.3)	(17.4)
Finance income	2.1	2.0
Other income (expense)	(22.9)	(13.5)
Net income (loss) before taxes	(64.9)	(34.2)
Income tax recovery (expense)	(10.6)	(8.5)
Net income	$(75.5)	$(42.8)
Net income per share attributable to Equinox Gold shareholders
Basic	$(0.17)	$(0.13)
Diluted	$(0.17)	$(0.13)
Income from Mine Operations
Revenue for Q1 2025 was $423.7 million (Q1 2024 - $241.3 million) on sales of 147,920 ounces of gold (Q1 2024 - 116,504 ounces). Revenue increased by 76% for the three months ended March 31, 2025 compared to the same period in 2024 due to increases of 38% in the average realized gold price per ounce sold and 27% in gold ounces sold.
Gold ounces sold in Q1 2025 were higher compared to Q1 2024 primarily due to production of 44,449 ounces at Greenstone in Q1 2025. Greenstone was still in construction in Q4 2023 and ramped up production through the second half of 2024 after the first gold pour on May 22, 2024.
Q1 2025 operating expense was $292.6 million (Q1 2024 - $183.8 million). Operating expense in Q1 2025 increased 59% compared to Q1 2024 primarily due to Greenstone becoming operational, and higher operating expense at Los Filos as a result of a write-down of inventories to NRV of $28.6 million during Q1 2025 and higher production during Q1 2025 compared to Q1 2024.
Depreciation and depletion in Q1 2025 was $97.4 million (Q1 2024 - $46.2 million). The increase for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to the contribution of depreciation and depletion at Greenstone after reaching commercial production.
Care and Maintenance Expense
Care and maintenance expense in Q1 2025 was $9.9 million, primarily related to the anticipated suspension of operations and development activities at Los Filos as some layoffs and activities to prepare for suspension commenced in January 2025.
General and Administration
General and administration expense in Q1 2025 was $17.7 million (Q1 2024 - $14.1 million). The increase for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to transaction and legal costs related to the Calibre Transaction.

Management’s Discussion and Analysis For the three months ended March 31, 2025

FINANCIAL RESULTS (CONTINUED)
Finance Expense
Finance expense in Q1 2025 was $48.3 million (Q1 2024 - $17.4 million). The increase for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to interest associated with the amendment of the Company’s credit facility to include a $500.0 million non-revolving term loan in May 2024 and the cessation of capitalizing interest at Greenstone following commercial production in November 2024.
Other Expense
Other expense for Q1 2025 was $22.9 million (Q1 2024 - $13.5 million). The following table summarizes the significant components of other income (expense):

	Three months ended
$’s in millions	March 31, 2025	March 31, 2024
Change in fair value of foreign exchange contracts	$30.7	$(4.0)
Change in fair value of gold contracts	(30.8)	(11.6)
Change in fair value of Greenstone Contingent Consideration	(15.0)	(1.1)
Foreign exchange gain (loss)	(7.2)	0.5
Other income (expense)	$(0.6)	$2.7
Total other income (expense)	$(22.9)	$(13.5)
The change in fair value of foreign exchange contracts for Q1 2025 was a gain of $30.7 million (Q1 2024 - loss of $4.0 million). The gains recognized in Q1 2025 was primarily due to a 7% stronger BRL compared to the USD in Q1 2025 compared to a 3% weaker BRL compared to the USD in Q1 2024.
The change in fair value of gold contracts for Q1 2025 was a loss of $30.8 million (Q1 2024 - loss of $11.6 million). The losses recognized for the three months ended March 31, 2025 related to gold collar contracts entered into during 2023 and 2024. The changes in fair value of gold contracts in both 2024 and 2025 were driven by changes in the forward gold price relative to the gold contract strike price.
The change in the fair value of Greenstone Contingent Consideration for Q1 2025 was a loss of $15.0 million (Q1 2024 - loss of $1.1 million) due to the impact of the increase in the number of ounces to be delivered as a result of the acquisition of the remaining 40% interest in Greenstone and a larger increase in the average forward gold price in Q1 2025 compared to Q1 2024.
Income Tax Recovery (Expense)
In Q1 2025, the Company recognized a tax expense of $10.6 million (Q1 2024 - tax expense $8.5 million).
The tax expense for the three months ended March 31, 2025 was primarily due to the profitable operations in Canada, U.S. and Brazil and offset by the tax recovery driven by foreign exchange in connection with the strengthening of the BRL. The tax expense for the three months ended March 31, 2024 was driven by profitable operations in Brazil and Mexico.

Management’s Discussion and Analysis For the three months ended March 31, 2025

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2025:

$ amounts in millions, except per share amounts	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Revenue	$423.7	$575.0	$428.4	$269.4
Cost of sales
Operating expense	(292.6)	(333.4)	(268.3)	(204.0)
Depreciation and depletion	(97.4)	(71.5)	(58.7)	(44.2)
Income from mine operations	33.7	170.1	101.4	21.2
Care and maintenance expense	(9.9)	(0.6)	—	—
Exploration and evaluation expense	(1.8)	(3.6)	(3.8)	(2.7)
General and administration expense	(17.7)	(12.8)	(13.4)	(12.7)
Income (loss) from operations	4.3	153.1	84.2	5.9
Finance expense	(48.3)	(37.6)	(19.7)	(20.7)
Finance income	2.1	1.8	2.0	2.4
Share of net income in associate	—	—	—	0.3
Other income (expense)	(22.9)	(41.1)	(29.6)	563.4
Net income (loss) before taxes	(64.9)	76.2	36.8	551.3
Income tax expense	(10.6)	(47.9)	(36.5)	(197.9)
Net income (loss)	$(75.5)	$28.3	$0.3	$353.5
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$(0.17)	$0.06	$—	$0.72
Diluted	$(0.17)	$0.06	$—	$0.61

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Revenue	$241.3	$297.8	$284.7	$271.6
Cost of sales
Operating expense	(183.8)	(198.2)	(201.1)	(192.7)
Depreciation and depletion	(46.2)	(61.0)	(58.4)	(48.2)
Income from mine operations	11.4	38.6	25.2	30.7
Care and maintenance expense	—	—	—	(0.3)
Exploration and evaluation expense	(2.5)	(3.3)	(2.6)	(4.0)
General and administration expense	(14.1)	(10.0)	(14.0)	(12.3)
Income from operations	(5.3)	25.3	8.6	14.1
Finance expense	(17.4)	(17.9)	(15.3)	(14.3)
Finance income	2.0	2.4	3.0	3.3
Share of net income (loss) in associate	0.4	(0.4)	—	(1.1)
Other income (expense)	(13.9)	(1.0)	(2.3)	2.6
Net income (loss) before taxes	(34.2)	8.3	(5.9)	4.5
Income tax recovery (expense)	(8.5)	(4.5)	8.1	0.8
Net income	$(42.8)	$3.9	$2.2	$5.4
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$(0.13)	$0.01	$0.01	$0.02
Diluted	$(0.13)	$0.01	$0.01	$0.02

Management’s Discussion and Analysis For the three months ended March 31, 2025

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2025, the Company had financial, operating, and capital commitments of $651.5 million that require settlement within the next 12 months. At March 31, 2025, the Company had cash and cash equivalents of $172.9 million. The Company has a $700.0 million Revolving Facility available for general corporate purposes, of which $64.6 million remained undrawn as at March 31, 2025. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million. Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.
The U.S. government’s recent actions to impose or expand tariffs on a range of imported goods have created uncertainty in the global trade environment and contributed to increasing risks that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due. While the Company does not currently anticipate a material impact on its revenue as a result of the U.S. government’s tariffs or retaliatory tariffs or trade barriers implemented by other governments, the Company is actively reviewing its exposure across the supply chain to assess potential cost implications and alternatives to inputs sourced from suppliers that may be subject to the tariffs. The majority of the Company’s cost structure relates to labour, contractors, energy and royalties in the countries in which it operates, and these items are not expected to be directly affected by any of the tariffs. However, the tariffs could increase costs of imported machinery, components and certain consumables. Although the full impact of these developments is not yet clear, prolonged trade tensions or the imposition of additional tariffs could lead to increased operating and capital expenditures. These changes may, in turn, affect the Company’s liquidity position.
If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
Working Capital
Cash and cash equivalents at March 31, 2025 were $172.9 million (December 31, 2024 - $239.3 million) and net working capital was $(101.1) million (December 31, 2024 - $95.0 million). The decrease in working capital compared to December 31, 2024 was primarily due to a decrease in the current inventories primarily due to the reclassification of the heap leach and supplies inventories from current to non-current inventories at Los Filos as a result of the indefinite suspension of operations. The significant components of working capital are described below.
Current inventories at March 31, 2025 were $244.1 million (December 31, 2024 - $417.5 million). The decrease was mainly due to the reclassification of heap leach and supplies inventories at Los Filos from current to non-current inventories as a result of the indefinite suspension of operations. The decrease was also due to a write-down of inventories to NRV related to the heap leach inventory at Los Filos of $28.6 million.
Trade and other receivables at March 31, 2025 were $127.6 million (December 31, 2024 - $70.0 million). The following table summarizes the significant components of trade and other receivables:

	March 31, 2025	December 31, 2024
Trade receivables	$22,654	$3,943
VAT receivables	42,351	41,808
Income taxes receivable	4,171	5,275
Convertible note receivable from Calibre(1)	39,725	—
Other receivables	18,681	19,009
	$127,582	$70,035
(1)For details on the convertible note receivable from Calibre, refer to the Corporate section of this document.
Current liabilities at March 31, 2025 were $693.9 million (December 31, 2024 - $689.1 million). Changes include an increase in other current liabilities as a result of an increase in the current portion of the reclamation obligation at Los Filos following the indefinite suspension of operations and an increase in the current portion of deferred revenue as a result of reclassifications from non-current deferred revenue for deliveries in 2025 related to the gold sale and prepay arrangements, offset by a decrease in accounts payable and accrued liabilities.

Management’s Discussion and Analysis For the three months ended March 31, 2025

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash Flow
Cash provided by operating activities for the three months ended March 31, 2025 was $54.5 million (three months ended March 31, 2024 - $17.9 million). The increase in cash provided by operating activities for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to higher income from mine operations, primarily due to the contribution from Greenstone and higher realized gold prices.
Cash used in investing activities for the three months ended March 31, 2025 was $133.5 million (three months ended March 31, 2024 - $108.8 million). The increase in cash used in investing activities for the three months ended March 31, 2025 compared to the same period in 2024 was mainly due to the investment in Calibre of $40.0 million in the Quarter. For the three months ended March 31, 2025, the Company spent $93.8 million on capital expenditures (three months ended March 31, 2024 - $104.8 million). The decrease in capital expenditures for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to lower capital spending at Greenstone following achievement of commercial production in November 2024.
Financing activities for the three months ended March 31, 2025 provided cash of $10.4 million (three months ended March 31, 2024 - $24.9 million). The decrease in cash provided by financing activities for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to higher interest payments.
Corporate Investments
At March 31, 2025, the Company’s corporate investments included the following:
•58.1 million shares of Versamet (not currently listed), representing approximately 12.5% of Versamet on a basic basis
•38.3 million shares of Bear Creek Mining Corporation (“Bear Creek”) (TSX-V: BCM), representing approximately 13.1% of Bear Creek on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 456,106,419 shares issued and outstanding, 147,100 shares issuable under stock options and 8,162,524 shares issuable under RSU. The Company also has 48,808,376 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 513,224,419.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at March 31, 2025:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$209,752	$—	$—	$—	$—	$—	$209,752
Loans and borrowings(1)(2)	240,247	842,232	361,402	180,694	—	—	1,624,575
Derivative liabilities	51,493	17,929	—	—	—	—	69,422
Lease liabilities(2)	35,629	23,980	16,980	10,936	3,134	9,586	100,245
Other financial liabilities(1)(2)	29,883	29,883	29,616	28,152	19,247	5,794	142,575
Reclamation and closure costs(2)	13,955	25,118	15,753	16,911	10,289	154,855	236,881
Purchase commitments(2)	57,665	17,549	9,014	6,780	6,507	17,577	115,092
Other operating commitments(2)	12,898	12,898	12,898	12,898	12,898	206,361	270,851
Total	$651,522	$969,589	$445,663	$256,371	$52,075	$394,173	$2,769,393
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.

Management’s Discussion and Analysis For the three months ended March 31, 2025

COMMITMENTS AND CONTINGENCIES (CONTINUED)
At March 31, 2025, the Company had the following outstanding matters involving contingencies:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At March 31, 2025, the Company recognized a provision of $6.8 million (December 31, 2024 - $6.4 million) for legal matters which is included in other non-current liabilities.
The Company sold the Mercedes Mine to Bear Creek in 2022 and the agreement governing the sale included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. A final assessment has not been issued to Bear Creek by the Mexican tax authority; however, Bear Creek has initiated settlement discussions with the tax authority, as is customary. At March 31, 2025, no amount has been recognized as a provision in relation to this matter as the amount and timing of any settlement agreement is uncertain.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at March 31, 2025 totaling $8.9 million (December 31, 2024 - $8.3 million). In addition, public civil actions have been filed against the Company in the State and Federal courts claiming various damages because of the rain event, and criminal proceedings have been filed against the Company by the Federal public prosecutor. The Company and its advisors believe the fines, public civil actions and criminal proceedings are without merit and it is not probable that a cash outflow for this matter will occur. Accordingly, no amount has been recognized in relation to the fines, public civil actions, and criminal proceedings.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q1 2025.

Management’s Discussion and Analysis For the three months ended March 31, 2025

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs, net of non-recurring items that are not reflective of the underlying operating performance of the Company, and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded. The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended
	March 31, 2025	December 31, 2024	March 31, 2024
Operating expenses	292.6	333.4	183.8
Silver revenue	(0.9)	(1.3)	(0.6)
Fair value adjustment on acquired inventories	(3.6)	(4.9)	(0.6)
Non-recurring charges recognized in operating expenses	(26.1)	—	—
Pre-commercial production and development stage operating expenses (1)	(6.0)	(37.8)	—
Total cash costs	$256.0	$289.4	$182.6
Sustaining capital	37.5	34.9	39.0
Sustaining lease payments	1.9	1.6	2.6
Reclamation expense	3.6	3.2	2.8
Sustaining exploration expense	—	0.2	0.2
Pre-commercial production and development stage sustaining expenditures(1)	(0.2)	(1.4)	—
Total AISC	$298.8	$327.9	$227.2
Gold oz sold	147,920	217,678	116,504
Gold oz sold from entities during pre-commercial production or development stages(1)	(3,222)	(19,161)	—
Adjusted gold oz sold	144,698	198,517	116,504
Cash costs per gold oz sold	1,769	$1,458	$1,567
AISC per oz sold	$2,065	$1,652	$1,950
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended March 31, 2025 and December 31, 2024 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, the three months ended December 31, 2024 exclude Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production November 6, 2024.

Management’s Discussion and Analysis For the three months ended March 31, 2025

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended
$’s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Capital additions to mineral properties, plant and equipment(1)	$92.7	$103.3	$134.4
Less: Non-sustaining capital at operating sites	(41.1)	(34.6)	(10.0)
Less: Non-sustaining capital for projects and pre-commercial production and development stages	(1.7)	(11.6)	(64.1)
Less: Capital expenditures - corporate	—	—	—
Less: Other non-cash additions(2)	(12.4)	(22.2)	(21.4)
Sustaining capital	$37.5	$34.9	$39.0
Add: sustaining lease payments(3)	1.8	1.6	2.6
Add: reclamation expense(3)	3.5	3.2	2.8
Add: sustaining exploration expense(3)	—	0.2	0.2
Sustaining expenditures	$42.8	$39.9	$44.6
(1)Per note 7 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)Excludes Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, the three months ended December 31, 2024 exclude Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production November 6, 2024.

Management’s Discussion and Analysis For the three months ended March 31, 2025

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Operating cash flow before non-cash changes in working capital	$73.3	$212.7	$47.7
Fair value adjustments on acquired inventories	3.6	4.9	0.6
Non-recurring charges recognized in operating expenses	26.1	—	—
Operating cash flow (generated) used by non-mine site activity(1)	39.9	12.6	7.3
Cash flow from operating mine sites	$142.9	$230.1	$55.7

Mineral property, plant and equipment additions	$92.7	103.3	134.4
Capital expenditures relating to development projects and corporate and other non-cash additions	(14.1)	(34.9)	(85.5)
Capital expenditure from operating mine sites	78.6	68.4	49.0
Lease payments related to non-sustaining capital items	4.8	11.6	7.5
Non-sustaining exploration expense	1.8	1.7	2.3
Total mine-site free cash flow before changes in non-cash working capital	$57.7	$148.4	$(3.0)
(Increase) decrease in non-cash working capital	$(18.8)	$35.2	$(29.8)
Total mine site free cash flow after changes in non-cash working capital	$38.8	$183.6	$(32.8)
(1)Includes taxes paid that are not factored into mine-site free cash flow and is included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in pre-commercial production, including Greenstone while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024 and Castle Mountain results after August 31, 2024 when residual leaching commenced.

Management’s Discussion and Analysis For the three months ended March 31, 2025

NON-IFRS MEASURES (CONTINUED)

AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended
$’s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Revenue	$423.7	$575.0	$241.3
Less: silver revenue	(0.9)	(1.3)	(0.6)
Less: AISC	(298.8)	(327.9)	(227.2)
Less: revenue from entities during pre-commercial production or development stages(1)	$(9.2)	$(50.1)	$—
AISC contribution margin	$114.8	$195.7	$13.6
Gold ounces sold	147,920	217,678	116,504
Less: gold oz sold from entities during pre-commercial production or development stages(1)	(3,222)	(19,161)	—
Adjusted gold ounces sold	144,698	198,517	116,504	—
AISC contribution margin per oz sold	$793	$986	$116
(1)AISC contribution margin for the three months ended March 31, 2025 and December 31, 2024 excludes Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, the three months ended December 31, 2024 excludes Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024.

Management’s Discussion and Analysis For the three months ended March 31, 2025

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended
$’s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Net (loss) income	$(75.5)	28.3	(42.8)
Income tax (recovery) expense	10.6	47.9	8.5
Depreciation and depletion	97.6	72.6	46.4
Finance expense	48.3	37.6	17.4
Finance income	(2.1)	(1.8)	(2.0)
EBITDA	$78.9	$184.5	$27.7
Non-cash share-based compensation expense	2.9	2.0	2.4
Unrealized (gain) loss on gold contracts	27.1	(11.9)	10.6
Unrealized (gain) loss on foreign exchange contracts	(34.3)	39.1	18.4
Unrealized foreign exchange (gain) loss	6.0	(6.0)	(5.7)
Change in fair value of Greenstone Contingent Consideration	15.0	0.6	1.1
Other (income) expense	1.1	9.9	(2.3)
Transaction costs	3.3	—	—
Non-recurring charges recognized in operating expense	28.6	—	—
Non-recurring charges recognized in care and maintenance expense	$9.4	—	—
Adjusted EBITDA	$137.9	$218.2	$52.2

Management’s Discussion and Analysis For the three months ended March 31, 2025

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$’s and shares in millions	March 31, 2025	December 31, 2024	March 31, 2024
Net income (loss) attributable to Equinox Gold shareholders	$(75.5)	$28.3	$(42.8)
Add (deduct):
Non-cash share-based compensation expense	2.9	2.0	2.4
Unrealized (gain) loss on gold contracts	27.1	(11.9)	10.6
Unrealized (gain) loss on foreign exchange contracts	(34.3)	39.1	18.4
Unrealized foreign exchange (gain) loss	6.0	(6.0)	(5.7)
Change in fair value of Greenstone Contingent Consideration	15.0	0.6	—
Other (income) expense	1.1	9.9	(1.2)
Transaction costs	4.1	—	—
Non-recurring charges recognized in operating expense	28.6	—	—
Non-recurring charges recognized in care and maintenance expense	9.4
Income tax impact related to above adjustments	(14.2)	3.0	1.2
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(6.7)	12.5	2.7
Adjusted net income (loss)	$(36.6)	$77.5	$(14.4)

Basic weighted average shares outstanding	455.7	454.4	324.0
Diluted weighted average shares outstanding	455.7	459.8	324.0
Adjusted income (loss) per share - basic ($/share)	$(0.08)	$0.17	$(0.04)
Adjusted income (loss) per share - diluted ($/share)	$(0.08)	$0.17	$(0.04)

Management’s Discussion and Analysis For the three months ended March 31, 2025

NON-IFRS MEASURES (CONTINUED)
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Current portion of loans and borrowings	$136.9	$135.6	$275.6
Non-current portion of loans and borrowings	1,256.0	1,212.2	653.5
Total debt	1,392.9	1,347.8	929.1
Less: Cash and cash equivalents (unrestricted)	(172.9)	(239.3)	(125.3)
Net debt	$1,220.0	$1,108.5	$803.9

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024. The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.
Critical Accounting Estimates and Judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

Management’s Discussion and Analysis For the three months ended March 31, 2025

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended March 31, 2025, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management’s Discussion and Analysis For the three months ended March 31, 2025

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). All statements other than statements of historical fact may be Forward-looking Information.. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A relates to, among other things: statements about the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance; the expected benefits of the Calibre Transaction and attributes of Post-Arrangement Equinox Gold, including potential growth opportunities and operational, competitive and portfolio synergies; the anticipated receipt of all required approvals for the Arrangement Agreement and timing for consummation of the Arrangement Agreement; the Company’s expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the expansions at Castle Mountain and Aurizona; the anticipated timeframe for residual leaching at Castle Mountain; the Company’s ability to successfully renegotiate new long-term agreements at Los Filos and the duration of the suspension of operations at Los Filos if those negotiations are unsuccessful; the ongoing impact of the 2024 geotechnical event in the Piaba pit on planned production of Aurizona; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the expectations for the Company’s investments in Versamet and Bear Creek; and the conversion of Mineral Resources to Mineral Reserves.
Forward-looking Information is generally identified by the use of words like “believe”, “will”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “potential”, “intend”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct.
The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the ability of the Company and Calibre to satisfy the closing conditions for the Arrangement Agreement in all material respects; all required approvals for the Arrangement Agreement are obtained; the Company’s ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; no labour-related disruptions; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; that the effect of any tariffs will not materially affect the price or availability of goods used by the Company at is operations; achieving design capacity at Greenstone in accordance with expectations; the expansion projects at Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company’s ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; the Company’s ability to successfully complete new long-term agreements with all three local communities at Los Filos and the potential impact on Los Filos if the new long-term agreements cannot be completed; the Company’s ability to work with the local communities at Los Filos on suspended operations if new agreements cannot be completed; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; the Company’s ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objectives related to environmental performance; the strategic visions for Versamet and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this MD&A.

Management’s Discussion and Analysis For the three months ended March 31, 2025

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; tariffs; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in this MD&A and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.